Exhibit 99.1

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars)

Baja Mining Corp.
Consolidated Balance Sheets - Unaudited
As at March 31, 2013 and December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

	March 31,	December 31,
	2013	2012
ASSETS
Cash and cash equivalents	4,160	5,562
Short-term deposits	295	1,005
Other current assets	3,002	2,804
Restricted cash	1,241	1,267
Current assets	8,698	10,638

Investment in associate (note 3)	27,947	43,694
Property, plant and equipment	39	44
Derivative asset (note 4)	-	-

Total assets	36,684	54,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	1,078	723
Subordinated debt (note 5)	10,000	10,000
Current liabilities	11,078	10,723

Other liabilities	1,307	1,072

Total liabilities	12,385	11,795

Share capital (note 6)	291,467	291,467
Contributed surplus	143,930	143,913
Deficit	(423,112)	(405,523)
Accumulated other comprehensive income	12,014	12,724

Total shareholders’ equity	24,299	42,581

Total liabilities and shareholders’ equity	36,684	54,376

Nature of operations, going concern and subsequent events (note 1)
Guarantees, commitments and contingencies (note 10)

Approved by the Board and authorized for issue on May 15, 2013.

/s/ C. Thomas Ogryzlo	Director	/s/ Ross Glanville	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
For the three months ended March 31, 2013 and 2012
(expressed in thousands of US dollars, except per share amounts and number of shares outstanding)

Consolidated Statements of Operations - Unaudited

	Three months ended
		March 31,
	2013	2012
Expenses
General and administration (note 7)	2,228	5,638
Research	-	59

Loss before other items	(2,228)	(5,697)

Foreign exchange gain (loss)	617	(2,319)
Fair value adjustment on derivative instruments	-	(22,017)
Loss on dilution of interest in associate (note 3)	(17,667)	-
Share of results in associate (note 3)	1,920	-
Finance income	6	560
Finance cost	(2)	(108)

Loss before tax	(17,354)	(29,581)

Taxation expense	(235)	(619)

Loss for the period	(17,589)	(30,200)

Loss for the period attributable to:
Shareholders of the Company	(17,589)	(21,344)
Non-controlling interests	-	(8,856)

Loss per share –
Basic	(0.05)	(0.06)
Diluted	(0.05)	(0.06)

Weighted average number of shares outstanding –
Basic	340,213,025	339,454,673
Diluted	340,213,025	339,454,673

Consolidated Statements of Comprehensive Loss – Unaudited

	Three months ended
		March 31,
	2013	2012

Loss for the period	(17,589)	(30,200)

Other comprehensive loss
Items that may be reclassified subsequently to net income
Foreign currency translation adjustments	(710)	5,310

Total comprehensive loss	(18,299)	(24,890)

Total comprehensive loss attributable to:
Shareholders of the Company	(18,299)	(16,036)
Non-controlling interests	-	(8,854)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Equity - Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income	Total	interests	Total

Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the period	-	-	-	(21,344)	-	(21,344)	(8,856)	(30,200)
Currency translation adjustment	-	-	-	-	5,308	5,308	2	5,310
Exercise of stock options	200,000	257	(177)	-	-	80	-	80
Stock-based compensation expense	-	-	1,078	-	-	1,078	-	1,078
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Balance – March 31, 2012	339,963,025	291,134	109,812	(156,594)	10,465	254,817	(23,485)	231,332
Loss for the period	-	-	-	(248,929)	-	(248,929)	(42,140)	(291,069)
Currency translation adjustment	-	-	-	-	2,259	2,259	2	2,261
Exercise of stock options	250,000	333	(254)	-	-	79	-	79
Stock-based compensation expense	-	-	(789)	-	-	(789)	-	(789)
Exercise of warrants	-	-	-	-	-	-	-	-
Fair value differential of loans from non-controlling interests	-	-	35,144	-	-	35,144	15,062	50,206
Deconsolidation of subsidiary	-	-	-	-	-	-	50,561	50,561
Balance – December 31, 2012	340,213,025	291,467	143,913	(405,523)	12,724	42,581	-	42,581
Loss for the period	-	-	-	(17,589)	-	(17,589)	-	(17,589)
Currency translation adjustment	-	-	-	-	(710)	(710)	-	(710)
Stock-based compensation expense	-	-	17	-	-	17	-	17
Balance – March 31, 2013	340,213,025	291,467	143,930	(423,112)	12,014	24,299	-	24,299

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows - Unaudited
For the three months ended March 31, 2013 and 2012
(expressed in thousands of US dollars, unless stated otherwise)

	Three months ended
		March 31,
	2013	2012
Cash flows from operating activities
Loss for the period	(17,589)	(30,200)
Items not affecting cash
Depreciation and accretion	4	701
Stock-based compensation expense	17	738
Unrealized foreign exchange	(617)	2,578
Fair value adjustment on derivative instruments	-	22,017
Loss on dilution of interest in associate	17,667	-
Share of results in associate	(1,920)	-
Income tax provision	235	619

	(2,203)	(3,547)
Net changes in working capital balances
Other current assets	(240)	2,006
Accounts payable and accrued liabilities	367	(2,042)

	(2,076)	(3,583)
Cash flows from investing activities
Redemption of short term deposits	695	7,892
Acquisition of property, plant and equipment	-	(130,377)
Increase in value-added tax recoverable	-	(9,817)
Increase in restricted cash	-	(28,903)
Increase in deposits	-	(909)
Increase in inventory	-	(340)

	695	(162,454)
Cash flows from financing activities
Net proceeds from issuance of common shares	-	945
Expenditure on deferred financing costs	-	(90)
Proceeds from senior debt	-	180,000

	-	180,855

Effect of exchange rate changes on cash and cash equivalents	(21)	(16)

(Decrease) increase in cash and cash equivalents	(1,402)	14,802
Cash and cash equivalents - Beginning of period	5,562	39,625

Cash and cash equivalents - End of period	4,160	54,427

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events

Baja Mining Corp. (the “Company” or “Baja”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus was the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project” or the “Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTCQB. The Company is domiciled in Canada and its registered office is 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 26, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation (“KORES”), LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). On August 27, 2012, pursuant to the terms of a funding agreement entered into between the Company and the Consortium on July 25, 2012 (the “Consortium Financing”), the Company’s ownership interest in MMB was reduced to 49% and on February 12, 2013 was reduced further to 26.2%. MMB held a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption as detailed below. During the quarter ended March 31, 2013, the Company incurred a loss of $17,589 and as at March 31, 2013, the accumulated deficit attributable to shareholders amounted to $423,112. As at March 31, 2013 the Company’s consolidated working capital deficit was $2,380.

Event of default

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the Company’s available project funding ($1,167,000 plus additional cost overrun facilities of $100,000).

The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns putting MMB in an Event of Default as defined in MMB’s senior lending agreements (the “2010 Project Financing”). As a result, MMB was unable to access any of the previously approved senior debt facilities. However, KORES and MMB have been successful in negotiating several standstill agreements or extensions with MMB’s senior lenders, whereby the lenders have agreed to refrain from exercising rights and remedies available to them under the 2010 Project Financing. At March 31, 2013, the 2010 Project Financing lenders (which no longer includes US EXIM) (the “Remaining 2010 Project Financing Lenders”) have agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expires on May 20, 2013 (note 1 (c) – subsequent events).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Event of default (continued)

MMB is also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) subordinated debt and the Baja funding loan due to the fact that MMB’s liabilities continued to exceed the carrying value of its assets as at March 31, 2013.

Consortium financing and Baja participation rights

The Consortium Financing comprised two funding stages: Phase I, completed on August 27, 2012 upon MMB having received $90,000 of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49% resulting in a loss of control in MMB; and Phase II, providing the Consortium the option to contribute additional funding of $443,390 to complete the Boleo Project (the “Phase II Funding Requirement”).

Baja has a right to contribute to the Phase II funding such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II funding, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II funding is subject to contributing a minimum of $10,000. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total Phase II costs to complete the project exceed $443,390 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341,069 to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Consortium phase II funding commitment

On February 12, 2013, the Company announced that pursuant to receipt of a definitive commitment by KORES on behalf of the Consortium and as contemplated in the Consortium Financing, the Company had agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase II Funding Requirement. Based on Phase II contributions made of $259,027 as at February 12, 2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB was transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2%.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Consortium phase II funding commitment (continued)

In addition, the Company also transferred to KORES $67,313 of its MMB shareholder loans plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Consortium or KORES to MMB of $60,000, $60,000 and $64,393, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

Subsequent to March 31, 2013, KORES contributed $60,000 of shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on April 18, 2013 the Company transferred to KORES a further 5.3% equity interest in MMB and $27,288 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principal balance of its shareholder loans to MMB to $170,301.

Subsequent to April 18, 2013, KORES contributed an additional $64,962 of shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on May 10, 2013 the Company transferred to KORES a further 5.2% equity interest in MMB and $33,627 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principal balance of its shareholder loans to MMB to $136,674.

MMB loss of control

Pursuant to the terms of the Consortium Financing, upon the loss of control of MMB, management responsibility transitioned from the Company to the Consortium and changes to be made to the shareholders’ agreement governing the rights of the shareholders of MMB were agreed. The changes will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantees to reflect its proportionate equity interest in MMB.

Going concern considerations

Should the Consortium not complete the Phase II Funding Requirement or extend the further necessary funding to MMB or should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement cannot be reached with Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Going concern considerations (continued)

Should the Company and MMB be forced to shut down the Project and/or the Remaining Project Financing Lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the 2010 Project Financing completion guarantee. Regardless of any changes in the Company’s ownership interest in MMB, currently, under the terms of the 2010 Project Financing, the Company remains liable for 70% of MMB’s senior borrowings and any amounts to be funded to achieve economic completion. As at March 31, 2013, MMB had drawn $233,297 against the 2010 Project Financing (note 10(a)).

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following:

(i)	the Phase II Funding Requirement as committed by the Consortium being completed;

(ii)	the continued support of the Remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default;

(iii)	the renewal of the latest standstill agreement that expires on May 20, 2013 and/or the reinstatement or replacement of the remaining 2010 Project Financing;

(iv)	completion of development of the Boleo Project;

(v)	establishing profitable operations.

In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability (note 5).

The success of these factors above cannot be assured and accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Subsequent events

a)

The Company was informed by MMB that as of April 18, 2013, KORES had advanced a further $60,000 to MMB subsequent to March 31, 2013 for continued construction of the Boleo Project completing the first of the three outstanding pro rata contributions of the Phase II Funding Requirement. With effect on April 18, 2013, the Company transferred to KORES a further 5.3% equity interest in MMB and $27,288 in MMB shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principle balance of its shareholder loans to MMB to $170,301.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Subsequent events (continued)

b)

The Company was informed by MMB that as of May 10, 2013, KORES had advanced a further $64,962 to MMB subsequent to April 18, 2013 for continued construction of the Boleo Project completing the second of the three outstanding pro rata contributions of the Phase II Funding Requirement. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33,627 in MMB shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principle balance of its shareholder loans to MMB to $136,674.

c)	The Company has been informed by MMB that the third standstill agreement, which expired on March 31, 2013, had been amended and restated to extend the standstill period to May 20, 2013

2	Basis of preparation and new accounting policies

Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements except as described below. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2012, which were prepared in accordance with IFRS as issued by the IASB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation and new accounting policies (continued)

New and amended standards adopted

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. The changes were made in accordance with the applicable transitional provisions.

a)	IFRS 10 – Consolidation

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

b)	IFRS 13 – Fair value measurement

IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013.

IFRS 13 also establishes disclosures about fair value measurement. Previous IFRS guidance on measuring and disclosing fair value was dispersed among several standards, and in many cases did not reflect a clear measurement basis or consistent disclosures. The disclosure requirements of IFRS 13 will be incorporated in the annual consolidated financial statements for the year ended December 31, 2013. However, certain disclosure requirements of IFRS 13 have been incorporated into these condensed interim financial statements as discussed below in note 2(e).

c)	IFRS 12 – Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation and new accounting policies (continued)

New and amended standards adopted (continued)

c)	IFRS 12 – Disclosure of interests in other entities (continued)

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosure to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, the Company will include additional disclosures about its interests in other entities for the year ended December 31, 2013. This will include summarized financial information for significant associates.

d)	Amendments to IAS 1 – Presentation of Financial Statements

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the company to group other comprehensive income items by those that will be reclassified subsequently to profit and loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

e)	Amendments to IAS 34 – Interim Financial Reporting

IAS 34, Interim Financial Reporting, was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. The Company adopted the amendments to IAS 34 effective January 1, 2013. The disclosures are based on certain disclosure requirements of IFRS 13 as discussed in note 2(b) and IFRS 7, Financial Instruments: Disclosures.

No additional disclosures were required in these condensed interim consolidated financial statements for the period ended March 31, 2013 from adopting the amendments to IAS 34.

3	Investment in associate

Balance – December 31, 2012	43,694
Reduction from dilution of investment in associate	(17,667)
Share of results in associate	1,920

Balance – March 31, 2013	27,947

As discussed in note 1, the Company’s ownership interest in MMB was reduced from 49% to 26.2% as at February 12, 2013 following the completion of $259,027 in contributions made by the Consortium and/or KORES toward the total Phase 2 Funding Requirement.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

3	Investment in associate (continued)

As the investment in MMB continues to be an associate, the Company derecognized the carrying value of the associate proportionate to its 22.8% equity reduction. The resulting loss of $17,667 was recognized in the Consolidated Statements of Operations.

The Company’s share of results in associate reflects its 49% share of MMB’s profits and losses up to February 12, 2013, and its 26.2% share subsequent to February 12, 2013.

Contingent liability of associate

During the period 2008-2012 of the project, MMB imported equipment and supplies into Mexico through accredited customs brokers. MMB contracted a registered custom broker to legally import goods into Mexico. Goods pass through customs regularly at the various Mexican border locations (i.e. land, sea and air) with all required paperwork, of which copies of certificates are acceptable. MMB is registered, as are its brokers, under the Mexican Program IMMEX. During the year ended December 31, 2012, MMB was audited at site by the Mexican tax authorities, Servicio de Administration Tributaria (“SAT”).

The SAT requested and reviewed information at site and for some requested information, either documents were not available, or only copies were presented, with no original documents being received from vendors. As a result, MMB received a claim from the SAT for allegedly improperly importing equipment into Mexico and not maintaining sufficient records or systems to track imported equipment. On May 8, 2013, MMB received notice from the SAT that fines and penalties totaling $101,131 (MXP 1,226,131) were assessed, which includes the book value of the equipment in question. As at November 12, 2012, a precautionary legal seizure was ordered by the SAT on the equipment at site, book value $51,871 (MXP 674,847), until the above claim is legally resolved. This precautionary seizure dictated by the SAT is legally challengeable before the courts in Mexico and the equipment remains at site and continues to be freely used and available to management in operating and constructing the Boleo Project.

In addition, the SAT could use the current claim as a means to challenge the tax deductibility of the imported assets. MMB believes the contingent liability is significantly lower, and should be only based upon the value of the original certificates that MMB has not yet presented to the SAT, not the entire sample of original certificates. Further, MMB will attempt to mitigate other fines and penalties by providing the missing evidence regarding the location of imported goods as well as the inventory control dictated by law regarding customs transactions. MMB has committed resources and continues to diligently work with its brokers, vendors, and legal advisors to mitigate this exposure, remove the seizure, and gather and submit to the SAT all required original documentation plus evidence supporting equipment location that is needed to clarify and resolve this matter.

Due to the nature of its business, MMB may be subject to numerous audits from the Mexican tax authorities, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on MMB’s business.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

4	Derivative instruments

Louis Dreyfus put option

As part of the project debt facility, MMB was required to arrange a $100,000 cost overrun facility. MMB obtained $50,000 of the cost overrun facility proportionately from the Commercial Banks. The Company and the Consortium had agreed to proportionately provide the remaining $50,000 of which the Company had satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) in the form of an irrevocable letter of credit.

Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company initially recorded a non-current derivative financial asset on its balance sheet.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted (note 10(d)).

Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Banks elected to terminate the Commercial Banks cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely.

Due to the Company’s inability to utilize the facility, the value of the Louis Dreyfus put option is $Nil as of March 31, 2013 (December 31, 2012 - $Nil).

5	Subordinated debt facilities

Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

As the manganese production decision is to be made by the board of directors of MMB, the Company recognized the face value of the refundable deposit liability when the Company lost control of MMB on August 27, 2012 (note 1). The Company cannot accurately predict the outcome or possibility of manganese production decision.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

6	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

There was no change to the number of warrants outstanding of 7,408,727 since December 31, 2012.

The following table summarizes information about share purchase warrants outstanding at March 31, 2013.

Number of warrants	Weighted average	Weighted average
outstanding and	contractual life	exercise price
exercisable	(years)	(Cdn$ per warrant)

7,408,727	2.25	1.38

c)	Stock options

Details of the Company’s stock option activity are as follows:
	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)
Stock options outstanding – December 31, 2012	15,760,000	0.96
Cancelled	(5,050,000)	0.89

Stock options outstanding – March 31, 2013	10,710,000	0.99

The following table summarizes information about stock options outstanding and exercisable March 31, 2013:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)

0.40 to 0.49	1,330,000	0.26	0.40	1,330,000	0.40
0.50 to 0.99	1,180,000	1.12	0.57	1,180,000	0.57
1.00 to 1.49	8,200,000	2.49	1.15	8,037,500	1.15
	10,710,000	2.06	0.99	10,547,500	0.99

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. Stock options available to be granted to non-executive directors are limited to 1% of the Company’s outstanding shares. At March 31, 2013, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

6	Share capital (continued)

c)	Stock options (continued)

The total stock-based compensation recorded during the three months ended March 31, 2013 was $17 (2012 - $1,078). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (three months ended March 31, 2013 - $17 and 2012 - $738) or to property, plant and equipment (three months ended March 31, 2013 - $Nil and 2012 - $340), with the offsetting amount recorded as a credit to contributed surplus.

7	General and administration expense

	Three months ended
		March 31,
	2013	2012

Office and administration	166	570
Management and directors fees	252	202
Wages	1,076	1,242
Professional and consulting fees	660	453
Stock-based compensation	17	738
Shareholders information	53	1,823
Depreciation	4	610

	2,228	5,638

8	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Three months ended
		March 31,
	2013	2012

Directors fees - administration	114	106
Management fees - administration	138	103
Management fees - property plant and equipment	-	113

	252	322

The Company also recognized $58 of general and administrative expense recoveries from its associate. At March 31, 2013, $1,796 is included in other receivables (December 31, 2012 - $1,736).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

9	Segmented information

The Company’s main business is its investment in MMB, who is developing the Boleo Project in Mexico.

The breakdown by geographic area as at March 31, 2013 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	39	27,947	27,986
Current assets	8,698	-	8,698

Total assets	8,737	27,947	36,684

Total liabilities	12,385	-	12,385

The breakdown by geographic region as at December 31, 2012 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	44	43,694	43,738
Current assets	10,638	-	10,638

Total assets	10,682	43,694	54,376

Total liabilities	11,795	-	11,795

No revenues were earned in either of the geographic areas.

10	Guarantees, commitments and contingencies

a)

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at March 31, 2013, there is $233,297 drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at March 31, 2013, the hedge liability reported by MMB was $26,291. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

The 2010 Project Financing is senior to all other debt held by MMB, and limits MMB’s ability to transfer funds to the Company in the form of dividends or repayment of debt or advances.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

10	Guarantees, commitments and contingencies (continued)

b)	Future commitments under non-cancellable operating leases for offices are as follows:

2013	51
2014 - 2016	124
175

c)

In 2012, the Company entered into a lease assignment for offices no longer being used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfill its obligations to the landlord. The lease expires September 30, 2020.

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

2013	471
2014 - 2017	2,566
Thereafter	1,839
4,876

No amount has been accrued for this indemnity as of March 31, 2013 as management has assessed that it was not probable that the Company will be required to cover any amounts under the indemnity.

d)

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility (note 4) is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11-13, 2013.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
March 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

10	Guarantees, commitments and contingencies (continued)

e)

Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250,000;

  punitive damages in the amount of Cdn$10,000; and

  interest and costs.

The class has not yet been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of March 31, 2013.

The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

11	Supplemental cash flow information

Cash and cash equivalents comprise:
	March 31,	March 31,
	2013	2012

Cash in bank	188	51,213
Term deposits with maturity of less than three months	3,972	3,214
	4,160	54,427

The non-cash investing and financing activities of the Company include the following:
	March 31,	March31,
	2013	2012

Increase in accounts payable and accrued liabilities related to property, plant and equipment	-	14,199

Decrease in accounts payable and accrued liabilities related to deferred financing costs	-	(9)

Borrowing costs	-	7,926

Stock-based compensation	-	340

Other supplemental information:

Interest received	6	384

Interest paid	-	450